Exhibit 99.1

AFYA LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held December 9, 2020

NOTICE IS HEREBY GIVEN that an annual general meeting of Afya Limited (the “Company”) (the “AGM”) will be held on December 9, 2020 at 10:30 a.m. (Brasilia time) at Alameda Oscar Niemeyer, No. 119, Room 504, Vila da Serra, Nova Lima, Minas Gerais, Brazil. Holders of  record of the Company’s Class A common shares and the Class B common shares as of the Record Date (as defined below), are cordially invited to attend the AGM.

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1. 2.

to resolve, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2019 be approved and ratified; and

To re-elect the below nominees as directors of the Company, each to serve for a two year term, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company:

•        João Paulo Seibel de Faria;

•        Vanessa Claro Lopes;

•        Flávio Dias Fonseca da Silva;

•        Miguel Filisbino Pereira de Paula; and

•        Daulins Reni Emilio.

The Board of Directors of the Company (the “Board”) has fixed the close of business on November 6, 2020 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2019 annual report for the fiscal year ended December 31, 2019 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 20, 2020 (the “2019 Form 20-F”). Shareholders may obtain a copy of the 2019 Form 20-F, free of charge, from the Company’s website at https://ir.afya.com.br and on the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department by email at ir@afya.com.br.

In addition to the other information included in the 2019 Form 20-F, you will find in the 2019 Form 20-F biographies for the incumbent members of the Board.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Further details regarding the resolutions are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference) (the “Proxy Statement”).

Please read our Proxy Statement for important information on the resolutions. Your vote is important. Whether or not you expect to attend the AGM, and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, proxy card and in our Proxy Statement.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on December 6, 2020 to ensure your representation at our AGM.

By Order of the Board of Directors

/s/Nicolau Carvalho Esteves

Name: Nicolau Carvalho Esteves

Title: Chairman of the Board of Directors

Dated: November 9, 2020

Registered Office:

PO Box 309

Ugland House

Grand Cayman

KY1-1104

Cayman Islands

Important Notice Regarding the Availability of Proxy Materials for Afya Limited Shareholder Meeting to be Held on December 9, 2020

Our proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2019 can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.afya.com.br and on the SEC’s website at www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com for registered shareholders and at www.proxyvote.com for street shareholders , you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.